UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

FIRST PHYSICIANS CAPITAL GROUP, INC. (f/k/a Tri-Isthmus Group, Inc.)
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
89557N109
(CUSIP Number)
William A. Houlihan
92 Bonnie Way
Allendale, New Jersey 07401
(201) 934-0896
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 18, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89557N109

1	NAMES OF REPORTING PERSONS William A. Houlihan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,100,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,100,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of First Physicians Capital Group, Inc., f/k/a Tri-Isthmus Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 433 North Camden Drive, #810, Beverly Hills, California 90210.
Item 2. Identity and Background.
a. William A. Houlihan.
b. Mr. Houlihan resides at 92 Bonnie Way, Allendale, New Jersey 07401.
c. Mr. Houlihan serves as a private investor.
d. During the last five years, Mr. Houlihan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e. Mr. Houlihan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or was subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or (ii) a finding of any violation with respect to such laws.
f. Mr. Houlihan is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
Mr. Houlihan acquired 250 shares of Series 5-A Convertible Preferred Stock, convertible into 800,000 shares of Common Stock, with personal funds in the amount of $250,000. Mr. Houlihan acquired 150,000 shares of Common Stock with personal funds in the amount of $75,000 pursuant to the exercise of a warrant. Mr. Houlihan acquired an additional 150,000 shares of Common Stock with personal funds in the amount of $52,500, pursuant to the exercise of an Advisory Board warrant.
Item 4. Purpose of Transaction.
The shares of Common Stock held by Mr. Houlihan were acquired for, and are being held for, investment purposes only. The acquisition of the shares of Common Stock were made in the ordinary course of Mr. Houlihan’s business or investment activities, as the case may be.

Mr. Houlihan does not have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) changes causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above. However, Mr. Houlihan reserves the right to propose or undertake or participate in any of the foregoing actions in the future.
Item 5. Interest in Securities of Issuer.
a. Amount Beneficially Owned: 1,100,000*

The aggregate number of shares of Common Stock beneficially owned by Mr. Houlihan includes the following: (i) 250 shares of Series 5-A Convertible Preferred Stock, convertible into 800,000 shares of Common Stock; (ii) 150,000 shares of Common Stock issued pursuant to the exercise of a warrant dated July 18, 2005; and (iii) 150,000 shares of Common Stock issued pursuant to the exercise of an Advisory Board warrant dated August 2, 2005.

Percent of Class: 8.1%
b. Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,100,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,100,000

(iv)	Shared power to dispose or to direct the disposition of: 0
c. On July 18, 2005, in connection with a private placement of the Issuer’s Series 5-A Preferred Stock and warrants to purchase Common Stock, Mr. Houlihan purchased 250 shares of the Issuer’s Series 5-A Preferred Stock, which are convertible into 800,000 shares of Common Stock, and a warrant to purchase 150,000 shares of Common Stock.
On August 2, 2005, in consideration for his services as a member of the Issuer’s Advisory Board, Mr. Houlihan received an Advisory Board warrant to purchase 150,000 shares of Common Stock.

On July 18, 2008, Mr. Houlihan purchased 150,000 shares of Common Stock, pursuant to the exercise of the warrant dated July 18, 2005.
On August 2, 2008, Mr. Houlihan purchased 150,000 shares of Common Stock, pursuant to the exercise of the Advisory Board warrant dated August 2, 2005.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7. Materials to be Filed as Exhibits.
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2009

(Date)

/s/ William A. Houlihan

(Signature)

William A. Houlihan, Director

(Name and Title)